COMSTOCK HOMEBUILDING COMPANIES, INC.

January 11, 2007

VIA EDGAR AND BY HAND DELIVERY

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: John Cash, Accounting Branch Chief
Mail Stop-7010

Re:	Comstock Homebuilding Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
File No. 001-32375

     On behalf of Comstock Homebuilding Companies, Inc. (the “Company”), we submit the following responses to the comments contained in the letter of comment of the Commission staff (the “Staff”) dated December 12, 2006, addressed to me. The Staff’s comments, in the original headings and numbers, are restated below and are set off in bold. The responses correspond to the headings and numbers noted in such letter.

General

1. In regard to your responses to prior comments three, four and eight, please tell us when you expect to file amendments to your Form 10-K for the fiscal year ended December 31, 2005 and Forms 10-Q for the fiscal quarter ended March 31, 2006 and the fiscal quarter ended June 30, 2006.

Response: We expect to file the amendments by January 22, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2005

Prior Comment Two – Segment Reporting

2. We note your response to prior comment two. In this regard, please supplementally provide us copies of the internal reports of the Land Committee used to manage and operate your business for the year ended December 31, 2005 and the 2006 quarterly periods.

U.S. Securities and Exchange Commission
January 11, 2007

Response: We operate one land committee for all of our markets with the same four corporate officers presiding over the meeting and voting on allocations of funding. Projects are presented to the land committee by the VP of Underwriting who is responsible for all markets. Decisions on allocations of capital are made based on the entirety of the Company’s capital needs and not based on specific market allotments.

Under separate cover, we are supplementally furnishing the Staff with a copy of our annotated land committee “Variance Report”, which is the principal document for land committee discussions. We are furnishing one representative report, dated September 30, 2006, due to voluminous nature of each report and the fact that it is representative of the other reports of the Land Committee utilized in connection with our activities during the prior quarterly periods in 2006 and the year ended December 31, 2005. Should the Staff wish to see other report dates, please let us know and we will furnish them expeditiously.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 6 – Capitalized Interest and Real Estate Taxes, page 9

3. We note the balance of your real estate held for development and sale and your rollforward of capitalized interest at September 30, 2006. It appears that a significant amount of your total inventory is land under development. Given the slowing housing market, please tell us if you have suspended your activities related to preparing any of this land for its intended use, such that would need to reduce the amount of interest you are capitalizing and increase the amount of interest that you are expensing in accordance with SFAS 34. If so, please tell us what impact you expect this to have on your results of operations going forward.

Response: As of September 30, 2006, the Company had not suspended any activities related to preparing any land for its intended use. Subsequently in October 2006 the Company suspended activities in one development project. The Company will treat the interest in accordance with SFAS 34 and SFAS 66. We believe the amount of the interest expense is de minimis and will not have a material impact on the results of operations.

Although we do not expect to suspend our land preparation activities for any additional developments at this time, the Company will continue to monitor market and specific project conditions and make decisions accordingly. At this time the Company does not foresee any additional impact on results of operations other than those described herein.

Note 10 – Credit Facility Covenants, page 12

4. Please tell us the status of the stand-still agreement with Bank of America that was due to expire on November 24, 2006.

Response: On December 29, 2006, the Company announced that it had settled the previously reported dispute with Bank of America (the “Bank”) related to the purported notice of default

U.S. Securities and Exchange Commission
January 11, 2007

issued by Bank of America on October 18, 2006. The Company reported that it had made a five million dollar principal curtailment on its unsecured line of credit with Bank of America and entered into loan modification agreements with respect to all remaining outstanding Bank of America loans to the Company whereby the maturity dates and curtailment requirements have been extended. As part of the settlement, the Bank withdrew the previously issued notice of default and declared the Company to be in compliance with all obligations associated with the Company’s borrowings with the Bank.

Item 1A. Risk Factors, page 31

5. We note your reference that you have offered certain sales incentives due to the weakening demand. If you are using any incentives other than a decrease in the sales price of the home, please briefly describe these incentives to us and provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66. To the extent that the use of incentives is more prevalent in certain markets than others, please address this in your MD&A analysis as part of providing your investors with a view of the company through the eyes of management.

Response: The Company’s current incentive offerings include price discounts and additional contributions towards buyer closing credits. None of these incentives affect the Company’s revenue recognition under SFAS 66.

All incentive decisions are decided on a project-by-project basis based on sales forecast analyses and are not segmented by geographical markets.

6. We note your reference to higher cancellation rates. In future filings, please address this and the resulting impact on your new orders in your MD&A.

Response: The Company acknowledges the Staff’s comment and will revise the Management’s Discussion and Analysis (MD&A) section for all future filings to address changes in our cancellation rates and any resulting impact on the Company’s new orders.

Exhibit 31 — Certifications

7. We note the following error related to your certifications required by the Exchange Act rule 13a-14(a):

•	paragraph 4(a) has replaced the words “those entities” with “that entity”.

      In future filings, please revise your certifications to use the exact wording as provided in Item 301(b)(31)(i) of Regulation S-K.

Response: We will comply with this instruction.

U.S. Securities and Exchange Commission
January 11, 2007

     On behalf of the Company, I further acknowledge that:

     (a)   The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

     (b)   The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

     (c)   The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

     Please do not hesitate to call me or Jason Parikh at (703) 883-1700 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

/s/ Bruce J. Labovitz
Bruce J. Labovitz
Chief Financial Officer